November 28, 2011

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Telecomunicações de São Paulo S.A. - TELESP Form 20-F for the fiscal year ended December 31, 2010 Filed March 1, 2011 File No. 001-14475

Dear Mr. Spirgel:

Thank you for your letter dated November 10, 2011 setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Telecomunicações de São Paulo S.A. - TELESP (the “Company”).

To assist in the Staff’s review of the responses, they have been preceded with the text (in bold type) of the comment as stated in your letter.  Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2010 Form 20-F or in our response letter to the Staff dated October 7, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Note 24. Other operating income (expenses), net, page F-63

1. We note your interpretation of how the guidance in paragraph 9 of IFRIC 4 should apply to your Infrastructure Sharing Agreement, provided in your response to comment 4. It seems, since the agreement is for the occupancy of space or locations on towers, i.e. tower slots, your analysis should be for the use of this asset and not the entire tower. Please provide an analysis of whether the Infrastructure Sharing Agreement contains a lease, based upon your occupancy of discrete locations or slots on towers and poles.

In response to the Staff’s comment, the Company would like to clarify that the principal objective of assigning the rights to the commercial operation of the tower park and the related Infrastructure Sharing Agreement is to allow the Assignee to freely exploit the towers for commercial purposes while allowing the Company to use a portion of the towers’ capacity for its operation during the term of the Infrastructure Sharing Agreement, as detailed on the Company’s response letter to the Staff dated October 7, 2011.

With this objective in mind, the parties to the Infrastructure Sharing Agreement agree in its clauses 7.1 and 7.2 that the Company shall pay R$2,000.00 per month to the Assignee for each tower the Assignee is actually using (currently 875 towers and poles), regardless of the percentage of its occupation, size, location or capacity of each tower. Consequently, we believe that the unit of account for purposes of this agreement should be the individual tower and, accordingly, that the analysis using IFRIC Interpretation 4, Determining whether an arrangement contains a lease, should be for the use of each tower and not for the occupancy of specified space or locations on each tower.

The agreement for the assignment of rights gives the Assignee the right to increase the underlying capacity of the towers through additional investments. In this respect, the Assignee may reposition the Company’s antennas at its own discretion within the tower, provided that the new location complies with the requisite wind exposure and other standards imposed by ANATEL. The Company believes the Assignee’s flexibility to reposition its equipment further supports its view that the unit of account for purposes of determining whether the arrangement contains a lease pursuant to IFRIC 4 should be the individual tower and not a specific space or location on the tower. In this regard, the Company does not have the right to control the use of any specific space or location on the towers under the Infrastructure Sharing Agreement and, consequently, the transaction would not be classified as a lease but as a service arrangement, considering the analysis contained in the Company’s response letter to the Staff dated October 7, 2011.

If the Infrastructure Sharing Agreement had been for the rental of specific space or location in each tower and the Assignee were unable to reposition the Company’s antennas, the Company believes that the Infrastructure Sharing Agreement would have been analyzed under IFRIC 4 as follows:

Under paragraph 6 of IFRIC 4, “Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

(a)	fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and

(b)	the arrangement conveys a right to use the asset.”

The fulfillment of this arrangement is dependent on the use of specific portions of specific assets, in this case, the towers, poles and infrastructure, and the arrangement conveys a right to use the assets, as explained below.

Paragraphs 7 and 8 give only additional examples of situations where the fulfillment of the arrangement is dependent on the use of a specific asset.  Consequently, they are not applicable to the Company’s analysis.

Paragraph 9 states “An arrangement conveys the right to use the asset if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying asset.  The right to control the use of the underlying asset is conveyed if any one of the following conditions is met:

(a)
The purchaser has the ability or right to operate the asset or direct others to operate the asset in a manner it determines while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

(b)	The purchaser has the ability or right to control physical access to the underlying asset while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.
(c)
Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than an insignificant amount of the output or other utility that will be produced or generated by the asset during the term of the arrangement, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

The Company believes that condition (c) above is met, since fulfillment of the arrangement is dependent on the use of a specific space or location in the tower and no other party is able to use the specific space or location being occupied by the Company’s antennas.

Furthermore, if the arrangement was analyzed as a lease, given the nature of the transaction, including the interdependency of each space on the tower on the entire tower and related infrastructure, the Company believes it would be classified as an operating lease. Paragraph 8 of IAS 17, Leases, states that “[a] lease is classified as an operating lease if it does not transfer substantially all the risk and rewards incidental to ownership.” Paragraph 10 explains this principle specifying that the determination of whether a lease is a finance or operating lease depends on the substance of the transaction rather than the form of the contract and provides examples of indicators that normally lead to classification as a finance lease. In this regard, the Company has considered the principle and concluded that the arrangement could not have been a finance lease, since it could not have resulted in the retention of substantially all the risks and rewards incidental to ownership of the assets. For purposes of this assessment, the Company occupies 63% of the total available square meters on the towers and the Company estimates the present value of the total future amount to be paid to the Assignee will be approximately R$190.2 million (PMT=R$1,750,000, being 875 towers x R$2,000 monthly; discount rate = 7.38% per year (WACC of 12.75% and long -term inflation rate = 5%); and n=180 months (15 years)), which represents 63.6% of fair value of assets underlying the service agreement.

Consequently, we believe that whether the Infrastructure Sharing Agreement is classified as a service arrangement or as an operating lease would not result in a substantially different accounting impact.

TELEFÔNICA BRASIL S.A.
COMPANY STATEMENT

On behalf of TELEFÔNICA BRASIL S.A. (formerly TELECOMUNICAÇÕES DE SÃO PAULO S.A.), a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, I have executed this statement of the Company on this November 28th, 2011.

TELEFÔNICA BRASIL S.A.

By:	/s/ Gilmar Roberto Pereira Camurra
Name: Gilmar Roberto Pereira Camurra
Title: Chief Financial Officer and Investor Relations Officer